Exhibit 99.1

May 16, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER PROVIDES INFORMATION FOR

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”, the “Company”) announces that it has mailed a notice of meeting to the shareholders of record as of April 21, 2017 in connection with its Annual General and Special Meeting of Shareholders to be held at Suite 1330, 200 Granville Street, Vancouver, British Columbia, on Thursday, June 8, 2017 at 11:00 a.m. Pacific time.

The Company encourages all shareholders to read the meeting materials, which are available on its website at www.greatpanther.com on the Annual General and Special Meeting page. The Board of Directors of Great Panther recommends that shareholders vote in favour of all proposed items. Shareholders are reminded that their votes are important, and are encouraged to vote as soon as possible.

HOW TO VOTE

Registered shareholders (those who hold the Company’s shares in their name, represented by a physical certificate or through the Direct Registration System) may vote by mail, internet, telephone or in person at the Annual General and Special Meeting. In the interest of time, shareholders are encouraged to vote via the internet or by telephone as follows:

Internet:	Vote online at www.investorvote.com, using the control number located on your proxy form (which you receive in the mail or via internet)

Telephone:	Call 1 866 732-VOTE (8683) Toll free or Fax: 1 866 249 7775

Beneficial shareholders (those who hold the Company’s shares through a bank, broker or other intermediary) will have different voting instructions provided to them and should follow the instructions found on their voting instruction form. Shareholders who have questions or have not received their proxy or voting instruction form may contact Great Panther’s Proxy Solicitation Agent:

Laurel Hill Advisory Group

Toll free:   1 877 452 7184

Tell        +1 416 304 0211

Email: assistance@laurelhill.com

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. In addition, the Company has signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and is pursuing additional mining opportunities in the Americas.

For more information, please contact: Spiros Cacos Director Investor Relations Toll free: 1 888 355 1766 Tel: +1 604 638 8955 scacos@greatpanther.com www.greatpanther.com